4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

February 8, 2018

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      ATI Modular Technology Corporation

Registration Statement on Form S-4

Filed January 17, 2018

File No. 333-221846

Revised Information Statement on Schedule 14C

Filed January 17, 2018

Dear Mr. Ingram:

This letter is in response to the Commissions’ January 30, 2018 comment letter regarding Registration Statement on Form S-4 and Revised Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

General

1.	Where applicable, corresponding revisions should be made to your revised Information Statement on Schedule 14C.

Response: The Company notes the Commissions comment and will continue to ensure revisions are uniform between the Registration Statement on Form S-4 and Information Statement on Schedule 14C.

Unaudited Pro Forma Combined Financial Information, page 23

2.	We reissue comment 4 from our letter dated December 20, 2017. The pro forma information should assume that the transaction occurred on the first day of the earliest periods presented, which appears to be July 1, 2014. Specifically, the number of ATI Modular Technology Corporation shares to be issued to the shareholders of AmericaTowne, Inc. as part of this transaction should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. For example, if 100 million shares are expected to be issued to the shareholders of AmericaTowne, Inc., these 100 million shares should be reflected as outstanding as of July 1, 2014 for purposes of your pro forma earnings per share calculations.

Response: The Company’s pro forma information is prepared based on the assumption that the transaction occurred on the first day of the earliest periods presented, which appears to be July 1, 2014. The number of ATI Modular Technology Corporation shares being issued to the shareholders of AmericaTowne, Inc. as part of this transaction are already reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014.

Note 4 – Historical and Pro Forma per Share Data, page 30

3.	We note your response to comment 2 from our letter dated December 20, 2017. Consistent with your disclosures on page 21, please disclose that the holders of AmericaTowne, Inc. are receiving one share of ATI Modular Technology Corporation common stock for every one share of AmericaTowne, Inc. common stock. In this regard, you should also ensure the pro forma per share data presented in Note 4 uses the same rounding method (i.e., similar decimal places) as reflected on the face of your pro forma financial statements.

Response: The Company notes the Commission’s comment and has expanded its disclosures in Note 4. Additionally, the Company updated the per data presented in Note 4 to ensure the same rounding method as reflected on the face of the pro forma financial statements.

Item 21. Exhibits and Financial Statement Schedules, page 123

4.	Please provide current consents of the independent accountant in future amendments. See item 601(b)(23) of Regulation S-K.

Response: The Company will provide consents of the independent accountant for future amendments.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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